VIA EDGAR
Ms. Nudrat Salik
Mr. Alan Campbell
Ms. Laura Crotty
Mr. Terence O’Brien
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Prenetics Global Limited (CIK No. 0001876431)

Dear Ms. Salik, Mr. Campbell, Ms. Crotty and Mr. O’Brien,
On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 23, 2021 with respect to Amendment No. 2 to the Company’s registration statement on Form F-4 filed with the Commission on December 16, 2021 (the “Amendment No. 2”).
Concurrently with the submission of this letter, the Company is filing the Amendment No. 3 to the registration statement on Form F-4 (the “Amendment No. 3”). To facilitate your review, we will separately deliver to you a courtesy copy of the Amendment No. 3 marked to show changes to the Amendment No. 2.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3. The changes reflected in Amendment No. 3 include those made in response to the Staff’s comments as well as other updates.
Amendment No. 2 to Registration Statement on Form F-4
Cover Page
1.
Please disclose on both the Cover Page and in the Summary of the Proxy Statement/Prospectus whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 40 of the Amendment No. 3.

2.
Where you discuss how cash flows through your organization, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 3.
Selected Historical Financial Data of Prenetics, page 48
3.
Please tell us and clarify in Note (b) on pages 48-49 what is meant by the “elimination of exchange reverse upon consolidation”.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 53 and 56 of the Amendment No. 3.
4.
We note your response to comment 5. Please address the following:

•
Please present major line items in your consolidating schedules, such as direct costs, and subtotals as well as disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary; and

•
Please further revise your consolidating schedules to also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 through 56 of the Amendment No. 3.
The Company would like to provide further information and clarify the nature of the transactions involving Prenetics Limited (“Prenetics HK”) and the VIE Entity. Prenetics HK provided a loan in the amount of RMB29,250,000 to a Hong Kong incorporated company (“HK Borrower”), a wholly owned subsidiary of a shareholder of the China Investment (the “China Investor”), and recognized it as “Other receivables” in the statements of financial position of Prenetics HK. A loan in the same amount was made by a PRC incorporated company (“PRC Lender”), a wholly owned subsidiary of the China Investor, to the VIE Entity to help Prenetics HK fulfil its funding obligation in respect of the China Investment. Such amount was recognized by the VIE Entity as “Other payables” in the statements of financial position.
Given the transactions relate to Prenetics HK’s capital contribution to the VIE Entity, the related balances were eliminated upon consolidation in Prenetics Group’s consolidated statements of financial position.
Risk Factors
PubCo’s securities may be delisted or prohibited from being traded…, page 61
5.
Please update your disclosure regarding the HFCAA to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 of the Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Information, page 273
6.
We note your response to comment 8. We remind you that Item 8.A.5 of the Form 20-F states that if the company has published interim financial information that covers a more current period than those otherwise required by the standard, the more current interim financial information must be included. We note that the financial statements for Artisan Acquisition Corporation have been provided for the more current period ending September 30, 2021. We would also expect the pro forma financial information to be updated for the more current period. We remind you that Article 11 of Regulation S-X permits the ending date of the periods included for the target company to differ from those of the registrant by up to a fiscal quarter. Refer to Rule 11-02(c)(3) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57 through 61 and pages 279 through 293 of the Amendment No. 3 to update the pro forma financial information to the period ending September 30, 2021.
* * *

If you have any questions regarding the Amendment No. 3, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.
Very truly yours,
/s/ Jonathan Stone

Jonathan Stone
cc:
Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Group Limited
Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP
Irene Chu, Partner, KPMG